

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 27, 2006

Mr. James Screaton
Chief Financial Officer
Sky Petroleum, Inc.
108 Wild Basin Road, Suite 222
Austin, Texas 78746

> **Re:** **Sky Petroleum, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 333-99455**

Dear Mr. Screaton:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Description of Business, page 3

Technical Review, page 8

1.   Revise your filing to omit quantification of estimated oil in place in the
        Ilam/Mishrif reservoir absent evidence of proved reserves. Quantification should
        be limited to amounts actually produced.

Financial Statements, page 28

2.   Please revise your financial statements to label yourself as an exploration stage
        company instead of a development stage company.

Consolidated Statements of Operations, page 30

3.   Please classify your statement of operations based upon the function of the
        expenses as opposed to the nature of the expenses (e.g., professional fees and
        consulting services). Refer to Rule 5-03 of Regulation S-X for guidance on the
        various line items that should appear on the face of the statement of operations.
        For example:

        •   It is not appropriate to display stock-based compensation expense as a
            separate line item in the statements of operations. Allocate stock-based
            compensation expense to your operating expense line items, as appropriate.
            Refer to SAB Topic 14:F for additional guidance.

        •   No disclosure of related party expenses is required by SFAS 57 for
            compensation arrangements, expense allowance and other similar items in the
            ordinary course of business. As such, reclassify compensation expense-
            related party to the appropriate operating expense line item(s).

4.   We note in Note 6 that the financing fees pertain to payments related to stock
        issuances in 2005. Please explain to us in detail the nature of the payments and
        the accounting literature you relied upon in determining how to account for them.
        In your response, tell us how you considered SAB Topic 5:A.

Notes to Consolidated Financial Statements, page 33

Note 1 – Summary of Significant Accounting Policies, page 33

Joint venture in oil and gas properties, page 34

5.   We note that you intend to follow the full cost method upon commencing drilling
        operations. Since it appears that you have already incurred costs to acquire
        property, tell us which method you have used to account for the costs associated
        with the property acquisition and any other exploration and development
        activities through December 31, 2005.   If you are applying the full cost
        method, please explain how the accounting policy disclosed in this section
        complies with the full cost method of accounting. Refer to Rule 4-10(c) of
        Regulation S-X.

6.   Revise your filing to include the following information regarding your
        unevaluated properties, as required by Rule 4-10(c)(7)(ii) of Regulation S-X, to
        the extent applicable.

        •   Describe the current status of each significant property or project.

        •   Identify the anticipated timing of the inclusion of the costs in your full cost
            amortization calculation.

        •   Disclose, in a table, the following information by acquisition, exploration,
            development and capitalized interest costs:

            •   The total costs excluded as of the most recent fiscal year.

            •   The amount of the excluded costs incurred in each of the most recent three
                fiscal years and the total for any earlier fiscal years in which costs were
                incurred.

7.   Also include in your filing the disclosure requirements of SFAS 69, paragraphs 18
        to 23.

Note 2 – Income Taxes, page 35

8.   We note that your net operating loss carryforwards equals your accumulated net
        losses from inception to date. Please measure your net operating loss
        carryforwards using the applicable tax rate, and revise your valuation allowance
        accordingly. Refer to paragraph 17 of SFAS 109 for additional guidance.

Note 7 – Stock Options, page 39

9.   We note that you granted options to Mr. Cameron pursuant to a separation agreement, and the options vest over two years. Please tell us how you accounted for these options. Describe in your filing whether Mr. Cameron is performing any services for you subsequent to his separation, and if so, describe the nature of such services, and explain the reason for the two-year vesting period.

Evaluation of Disclosure Controls and Procedures, page 43

10.   Please revise the disclosures in Item 8A. to conform to the requirements of Item 307 of Regulation S-B, as follows:

- Revise your conclusion of your evaluation of disclosure controls and procedures that they were *adequately designed,* to conclude, if true, that they were *effective* as of the end of the period covered by this report.

- Expand your conclusion that your disclosure controls and procedures are effective "to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms," to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure;

    Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Ryan Milne
        Sandy Eisen